Exhibit 99.2

新 闻 稿 Press Release	中国石油天然气股份有限公司 PetroChina Company Limited
	中国北京东城区东直门北大街9号 邮编：100007 电话：86-10-59986266 传真：86-10-62099559	9 Dongzhimen North Street, Dongcheng District, Beijing, 100007, P.R.China TEL : 86-10-59986266 FAX : 86-10-62099559

Accelerated Transformation Towards Low Carbon Development, Effectively Enhancing Quality and Profitability

PetroChina Achieved Turnaround in Third Quarter, Posting Net Profit of RMB40 billion

(Beijing, 29 October 2020) – PetroChina Company Limited (“PetroChina” or “the Company”, HKSE: 00857; NYSE: PTR; SSE: 601857) announced today the COVID-19 pandemic led to a severe contraction of demand for oil, gas and chemical products, leading to a decline in both international crude oil and natural gas. Amid the complex and severe situation, the Company adhered to quality-based development, coordinated and implemented a series of work including COVID-19 prevention and control, production and operation, as well as green development.

For the third quarter of 2020, net profit attributable to owners of the Company was RMB40,050 million, representing a substantial increase of 353.6% compared with the same period of last year.

Results Review

The Company continued to enhance quality and profitability, and achieved significant results in controlling costs and expenses, improving the results of the Company and its business segments quarter by quarter. In the first three quarters of 2020, the average realised price for crude oil of the Company was US$40.06 per barrel, representing a decrease of 34.9% year on year; the average realised price for natural gas was US$4.61 per thousand cubic feet, representing a decrease of 16.0% year on year. In light of the sharp fall in oil and gas prices, the Company continued to implement initiatives to improve both quality and profitability, while enhancing its control over capital expenditure and other costs. There was a 7.8% year on year decrease in the capital expenditure in cash, a 10.7% year on year decrease in oil and gas lifting cost and a 7.9% year on year decrease in the selling and administrative expenses. Under the International Financial Reporting Standards, the Company recorded a revenue of RMB1,426,170 million and a net profit attributable to owners of the Company of RMB10,067 million.

The Exploration and Production segment continued to optimize the domestic deployment of exploration activities, by focusing on sizeable and profitable exploration in large basins and key areas. The Company made important discoveries and strategic breakthroughs in Tarim, Sichuan, Junggar, Erdos and other basins. For its overseas operations, the Company stepped up its risk prevention and control measures, including those arising from COVID-19, and ensured safe and stable operations of existing projects and the development of new projects. In the first three quarters of 2020, the Company’s total crude oil output amounted to 701.2 million barrels, representing an increase of 2.7% year on year. The marketable natural gas output reached 3,079.8 billion cubic feet, representing an increase of 6.5% year on year, of which the domestic marketable natural gas output of the Company increased 8.2% year on year. The oil and gas equivalent output was 1,214.6 million barrels, representing an increase of 4.3% year on year. In the third quarter of 2020, the exploration and production segment generated an operating profit of RMB9,649 million, representing a quarter-on-quarter increase of RMB14,181 million in profit from the loss of the second quarter of 2020.

The Refining and Chemicals segment optimized production and sales to ensure safe and stable operations for low-activity production facilities. The Company increased the output of higher value-added products by proactively reducing the production of refined products while increasing the production of chemicals. In the first three quarters of 2020, the output of chemical products amounted to 21.511 million tons, representing an increase of 14.4% year on year; the chemicals operations achieved an operating profit of RMB6,602 million, representing an increase of 77.3% year on year. The Company processed a total amount of 877.3 million barrels of crude oil, and produced 80.192 million tons of gasoline, diesel and kerosene. In the third quarter of 2020, the refining and chemicals segment generated an operating profit of RMB8,872 million, representing a quarter-on-quarter increase of RMB10,703 million in profit from the loss of the second quarter of 2020.

The Marketing segment actively responded to the drop in market demand, by improving the alignment rate of price while strictly controlling marketing costs. The Company made flexible adjustments to exports based on individual market conditions as well as price variability, to strengthen its overall profitability. During the first three quarters of 2020, the Marketing segment sold a total of 120.645 million tons of gasoline, kerosene and diesel. In the third quarter of 2020, the marketing segment generated an operating profit of RMB7,956 million, representing a quarter-on-quarter increase of RMB4,262 million from the second quarter of 2020.

The Natural Gas and Pipeline segment adhered to a market-oriented and profitability-centric approach, relentlessly lowering its procurement cost for natural gas, while enhancing end-user market development to boost market share. The Company implemented various measures to control the loss of imported natural gas and liquefied natural gas (“LNG”), which significantly reduced by RMB4,216 million. Meanwhile, the Company steadily restructured its pipeline assets via market-oriented principles, and completed the pipeline restructuring transaction on 30 September 2020. In the third quarter of 2020, the natural gas and pipeline segment generated an operating profit of RMB43,335 million, representing a quarter-on-quarter increase of RMB40,322 million from the second quarter of 2020.

Outlook

The Company will focus more on its upstream oil and gas exploration and development business, expanding its new low carbon business model, and actively develop the end-user market of oil and gas. It will also accelerate the pace of transformation and upgrade, aiming to achieve “near-zero” emission by 2050 and creating a competitive advantage in green development. By abiding to the new development concept, and taking green development as its mission, the Company will put more focus on strategic-oriented approach, green and low-carbon development, digital transformation, intelligent development as well as value creation, in order to ensure sustainable growth and generate greater value for shareholders.

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Additional information on PetroChina is available at the Company’s website: http://www.petrochina.com.cn

Issued by PetroChina Company Limited

For further information, please contact:

PetroChina Company Limited

PR Agency (Overseas media):
Hill+Knowlton Strategies	Fax: (852) 2576 1990
Joanne Lam	Tel: (852) 2894 6211
Email: petrochina@hkstrategies.com

PR Agency (Domestic media):
EverBloom Investment Consulting Lt. Co.	Fax: (8610) 8562 3181
Di Shen	Tel: (8610) 5166 3828
Email: zhongshiyou.list@everbloom.com.cn

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